EXHIBIT 3.6

                         CERTIFICATE OF DESIGNATIONS OF
                      SERIES B CONVERTIBLE PREFERRED STOCK
                                       OF
                         REALITY WIRELESS NETWORKS, INC.

              Pursuant to Section NRS 78.195 and NRS 78.1955 of the
                             Nevada Revised Statues

Reality Wireless Networks, Inc., a corporation organized and existing under the laws of the state of Nevada (the "Corporation"), hereby certifies that, pursuant to (i) the authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, (ii) the provisions of Section NRS 78.195 and NRS 78.1955 of the Nevada Revised Statues, and (iii) the resolutions adopted by the Board of Directors of the Corporation by unanimous written consent dated February 1, 2006, the Board of Directors duly adopted resolutions providing for the adoption of the Certificate of Designations of Series B Convertible Preferred Stock of the Corporation, and creating the number of votes to which each share of Series B Convertible Preferred Stock is entitled and the number of shares of common stock into which each share of Series B Convertible Preferred Stock will become convertible (and making similar conforming changes), which resolutions are as follows:

         RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Articles of Incorporation, the Board of Directors does hereby approve the issuance of up to 1,050,000 shares of Preferred Stock, par value $.01 per share, of the Corporation, to be designated "Series B Convertible Preferred Stock" of the presently authorized shares of Preferred Stock. The voting powers, designations, preferences, and other rights of the Series B Convertible Preferred Stock authorized hereunder and the qualifications, limitations and restrictions of such preferences and rights are as follows:

         1. Cash Dividends. No cash dividends shall be paid with respect to the shares of Series B Convertible Preferred Stock.

         2. Voting. The holders of Series B Convertible Preferred Stock shall not be entitled to vote on issues submitted to a vote of stockholders of the Corporation, provided however, that each share of Series B Convertible Preferred Stock shall be entitled to 500 votes solely on the specific issues of reverse-splitting the Corporation's common stock and preferred stock, approving a change in the entity name of the Corporation, approval of change in the number of Directors of the Board of the Company, and approving the distribution of assets or dividends to the shareholders.

         3. Conversion. The Series B Convertible Preferred Stock shall not be convertible when issued, but shall become convertible, at Corporation's election, into shares of common stock only after such date as the shareholders vote upon approval of reverse-split of the Corporation's issued and outstanding common stock and Preferred Stock, approval of a change in the entity name of the Corporation, approval of change in the number of Directors of the Board of the Company, and approving the distribution of assets or dividends to the shareholders. The following provisions shall apply after the Series B Convertible Preferred Stock becomes convertible:

         (a) Upon the election of the Corporation to convert the Series B Convertible Preferred Stock, the holders of said shares of Series B Convertible Preferred Stock shall surrender the certificate or certificates for such shares at the office of the Corporation (or at such other place as the Corporation may designate by notice to the holders of shares of Series B Convertible Preferred Stock) during regular business hours, duly endorsed to the Corporation or in blank, or accompanied by instruments of transfer to the Corporation in blank, in form satisfactory to the Corporation and shall give written notice to the Corporation at such office that said holder has been instructed that the Corporation has elected to convert the shares of Series B Convertible Preferred Stock. The Corporation shall, as soon as practicable after such deposit of certificates for shares of Series B Convertible Preferred Stock, accompanied by the written notice above prescribed, issue and deliver at such office to the holder for whose account such shares were surrendered, or to his nominee, certificates representing the number of shares of common stock to which such holder is entitled upon such conversion.

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         (b) Conversion shall be deemed to have been made as of the date of notice of conversion of for the shares of Series B Convertible Preferred Stock to be converted and the delivery of written notice as hereinabove provided; and the person entitled to receive the common stock issuable upon such conversion shall be treated for all purposes as the record holder of such common stock on such date.

         (c) The Conversion Rate shall be as follows:

                  (i) The holders of all shares of the Series B Convertible Preferred Stock surrendered for conversion shall be entitled to receive common stock ratio of five hundred (500) shares of common stock in the corporation for every share of Series B Convertible Preferred, which common stock shall be distributed to each holder of Series B Convertible Preferred Stock on a pro-rata basis, considering the relationship an individual holder's shares of the Series B Convertible Preferred Stock bears to the total shares of Series B Convertible Preferred Stock issued and outstanding.

                  (ii) The Corporation shall pay any and all issue or transfer taxes that may be deemed payable by the Corporation in respect of any issuance or delivery of shares of common stock on conversion of shares of Series B Convertible Preferred Stock pursuant hereto. The Corporation shall not, however, be required to pay any tax which is payable in respect of any transfer involved in the issue or delivery of common stock in a name other than that in which the shares of Series B Convertible Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid.

         4. Fractional Shares. The Series B Convertible Preferred Stock may not be issued as fractional shares.

         5. Liquidation, Dissolution, Winding Up. The Series B Convertible Preferred Stock shall have no liquidation or other preference over the Corporation's common stock. Upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, its net assets shall be distributed ratably to holders of the Series B Convertible Preferred Stock and holders of common stock in pari passu.

         IN WITNESS WHEREOF, Reality Wireless Networks, Inc., has caused this Certificate to be signed by Steve Careaga, its Chief Executive Officer, and attested by Todd Van Siclen, its acting Secretary, this 1st day of February 2006.

         By: /s/ Steve Careaga
             -------------------------------------------
             Steve Careaga, CEO

         ATTESTED BY:

         By: /s/ Todd Van Siclen
             -------------------------------------------
             Todd Van Siclen, Temporary Acting Secretary